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                     [LETTERHEAD OF STAKE TECHNOLOGY LTD.]


September 14, 2001

Claridge Israel LLC
1170 Peel Street
Montreal, Canada H3B 4P2

Ladies and Gentlemen:

     We understand that you have arranged for the purchase of 1,000,000 and 200,000 shares of Common Stock of Stake Technology Ltd. (the "Shares") from Dennis W. Anderson and Christopher Anderson, respectively, pursuant to that certain Stock Purchase Agreement dated September 14, 2001.

     The Shares were granted pursuant to that certain Agreement and Plan of Reorganization dated September 11, 2000 among Stake Technology Ltd., Stake Minnesota II, Inc., Dennis W. Anderson, Larry D. Anderson, Christopher J. Anderson, Northern Food and Dairy, Inc. (the "Reorganization Agreement") and constitute a portion of the "Merger Consideration," as that term is defined in the Reorganization Agreement.

     This letter is to advise you that with respect to you and any subsequent holder of the Merger Consideration, the Company will be bound by, and you and any subsequent holder will succeed to, those rights, privileges, limitations and obligations described by Section 3.5 of the Reorganization Agreement, including the limitations on the time during which those rights are exercisable, as if you or any subsequent holder had been the original grantee of the Merger Consideration.


                                        STAKE TECHNOLOGY LTD.

                                        By: /s/ Jeremy Kendall
                                            ------------------------------
                                            Jeremy Kendall,
                                            Chairman of the Board